

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



03016627

No Act
P.E. 2-14-03

February 28, 2003

Act 1934
Section
Rule 14A-8
Public
Availability 2/28/2003

G. Penn Holsenbeck
Vice President, Associate General Counsel
and Corporate Secretary
Altria Group, Inc.
120 Park Avenue
New York, NY 10017

Re: Altria Group, Inc. (formerly known as Philip Morris Companies Inc.)

Dear Mr. Holsenbeck:

This is in regard to your letters dated February 13, 2003, February 14, 2003, February 20, 2003, and February 24, 2003 concerning the shareholder proposal submitted by the Sinsinawa Dominicans, the Sisters of Mercy, Region of Detroit, the Sisters of St. Francis of Dubuque, Iowa, and the Medical Mission Sisters for inclusion in Altria Group's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Altria Group therefore withdraws its December 24, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

cc: Sr. Bernadine Karge, OP
Committee Member
The Sinsinawa Dominicans
Shareholder and Consumer Action
Advisory Committee
535 W. 121st Street
New York, NY 10027

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Sisters of Mercy of the Americas
Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills, MI 48336-1405

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis of Dubuque, Iowa
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52001-1311

Sister Regina Rowan, MMS
Administrator of Investments
Executive Director, Office for Responsible Investment
Medical Mission Sisters
Office for Responsible Investment
338 West Street
Hyde Park, MA 02136-1320



200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

December 24, 2002

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by The Sinsinawa Dominicans

Dear Ms. Dubberly:

Philip Morris Companies Inc. (the "Company") has received a shareholder proposal requesting that the Company develop a plan for compensating customers who have developed smoking related diseases from using the Company's products (the "Proposal"). The Proposal was submitted by The Sinsinawa Dominicans, as primary filer. The Sinsinawa Dominicans were joined in this submission by The Sisters of Mercy of the Regional Community of Detroit, The Sisters of St. Francis of Dubuque, Iowa, and The Medical Mission Sisters (collectively, the "Proponents"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter, the Company notifies the Proponents of its intention to omit the Proposal from the Company's proxy statement and form of proxy for the 2003 annual meeting of shareholders (the "2003 Proxy Materials"). This letter constitutes the Company's statement of the reasons it deems the omission to be proper.

On behalf of the Company and in accordance with Securities Exchange Act Rule 14a-8[1], we request that the Staff not recommend any enforcement action to the Commission if the Proposal is omitted for the reasons set forth below. We have been advised by the Company as to the factual matters in this letter. The annual meeting is scheduled for April 24, 2003. Pursuant to paragraph (j), enclosed are six copies of this letter, the Proposal and the supporting statement.

---

[1] Unless otherwise noted, all references are to paragraphs of Rule 14a-8.



The Proposal

The Proposal states:

> Resolved: Shareholders request management to develop a fair plan for compensating our customers whom an independent medical committee shows have developed lung cancer and other smoking relating diseases from using our products.

Grounds for Omission

The Company's domestic tobacco subsidiary, Philip Morris Incorporated ("PM USA"), and, to a lesser extent, the Company and its international tobacco subsidiary, Philip Morris International Inc. ("PMI"), are involved in numerous lawsuits where plaintiffs allege that tobacco products manufactured and sold by PM USA and PMI have caused adverse health effects for which plaintiffs are seeking damages. The Company believes that it may exclude the Proposal from its 2003 Proxy Materials pursuant to paragraph (i)(7) because it relates to ordinary business operations by interfering with the litigation decisions of PM USA, PMI and the Company. The issues raised in the Proposal are precisely the issues being litigated, namely whether plaintiffs have shown that they have developed diseases from using products manufactured by the Company's tobacco subsidiaries and whether defendants are liable for those injuries and plaintiffs are entitled to compensation. Implementing the Proposal would cause PM USA, PMI and the Company to abandon their decision to defend themselves in the courts against these product liability claims. The Proposal would have PM USA, PMI and the Company substitute an independent medical committee in the place of courts and juries for determining whether PM USA's or PMI's products have injured a particular plaintiff, without any determination of liability for that injury. The decisions to defend a lawsuit, how to conduct the defense, and whether to settle, all of which would be obviated by the Proposal, are inherently within the purview of management. The Staff has consistently held that a company's decisions whether to institute or defend itself against legal actions and how to implement those decisions are excludable as matters within the ordinary course of business operations. *See* NetCurrents, Inc. (May 8, 2001) (proposal requiring company to file suit against two individuals was excludable as relating to ordinary business operations); Microsoft Corporation (September 15, 2000) (proposal requesting company to file a class action was excludable as relating to ordinary business operations); Microsoft Corporation (September 15, 2000) (proposal requesting the company voluntarily spin off a new entity rather than contest the government ordered breakup in court was excludable as relating to ordinary business operations); Exxon Mobil Corporation (March 21, 2000) (proposal requesting company to immediately pay "settlements" associated with the

Exxon Valdez incident and cease specified legal actions was excludable as relating to ordinary business operations); Exxon Corporation (December 20, 1995) (proposal requesting company to forgo any appellate or other rights that it might have in connection with litigation arising out of the Exxon Valdez incident was excludable as relating to ordinary business operations); Benihana National Corp. (September 13, 1991) (proposal relating to the conduct of litigation and the decisions made concerning legal defenses was excludable as relating to the conduct of ordinary business of the company); CBS Inc. (January 21, 1983) (proposal recommending the company settle a particular lawsuit was excludable as relating to ordinary business operations).

This is not a case of a proposal being directed at the distribution, sales, marketing or promotion of tobacco products which incidentally entails an attenuated overlap between the proposal and the subject matter of litigation to which the registrant is a party. PM USA's, PMI's or the Company's potential liability to plaintiffs, who allege they developed smoking related diseases, is directly at issue in these cases. The subject matter of the Proposal, whether the plaintiff has been harmed by and is entitled to compensation from PM USA, PMI or the Company, is precisely the same as that presented by this pending litigation. Therefore, the Proposal is excludable under Staff precedent. *See* RJR Nabisco Holdings Corp. (February 22, 1999) (proposal requiring the company to stop using terms "light" and "ultralight" was excludable as relating to ordinary business operations because it interfered with litigation decisions of class-action lawsuit on similar matter); Philip Morris Companies Inc. (February 22, 1999) (same); Philip Morris Companies Inc. (February 4, 1997) (proposal requiring the company to voluntarily implement FDA regulations was excludable as relating to ordinary business operations because the proposal primarily affected the litigation decisions of the company in its then-pending challenge to the legality of the FDA regulations); Baxter International, Inc. (December 19, 1991) (proposal was excludable as relating to ordinary business operations because the company is involved in litigation relating to the subject matter of the proposal).

In summary, the Proposal falls into the ordinary business exclusion because it involves the basic management function of a company to decide whether to defend itself against litigation and how to do so, and the subject matter of the Proposal is precisely the same as that in pending suits involving PM USA, PMI and the Company. The Proposal is therefore excludable under paragraph (i)(7).



Conclusion

Based on the foregoing, the Proposal may be omitted from the Company's 2003 Proxy Materials. Should the Division have any questions or comments regarding this filing, please contact the undersigned at (212) 309-1060. To acknowledge your receipt of this letter, please date stamp the attached copy of this letter and return it in the enclosed self-addressed, stamped envelope.

Thank you for your consideration in this matter.

Sincerely,

Jerry Whitson

Attachments

cc: G. Penn Holsenbeck
Sr. Jordan Dahm, The Sisters of St. Francis of Dubuque, Iowa
Sr. Valerie Heinonen, The Sisters of Mercy of the Regional Community of Detroit
Sr. Bernadine Karge, The Sinsinawa Dominicans
Sr. Regina Rowan, The Medical Mission Sisters

EXHIBIT A

COMPENSATION FOR VICTIMS AND THEIR FAMILIES FROM TOBACCO-RELATED DISEASES AND DEATHS

Whereas, our company states it agrees with scientific studies that smoking causes lung cancer and other health problems. At the same time it promotes itself as an ethical company. However, since a basic moral principle is "do no harm," as shareholders we find these two facts contradictory;

A 2002 panel of 29 experts from a dozen countries formed by the International Agency for Research on Cancer of the World Health Organization examined more than 3,000 studies conducted since 1986 regarding health hazards connected to smoking. It concluded that tobacco smoke causes cancer in many more parts of the body than previously demonstrated. In addition to causing cancers of the lung, oral cavity and bladder, it triggers leukemia and cancers of the stomach, liver, cervix and kidney as well (*New York Times*, June 24, 2002);

Eighty-five percent of all lung cancer victims are dead within five years of diagnosis. Before dying they suffer greatly and require extensive medical treatment and after death many leave orphaned children behind;

Other companies that have sold defective products that cause injury and death, such as Firestone, have felt a moral imperative to recall defective products, aggressively warn consumers about potential harm and compensate victims and their families for the harm caused by their products;

Our company has been sued by individuals, classes of individuals, the states' attorney generals and the federal government because of the harm caused by our product, we have agreed to pay billions of dollars to the states and could potentially pay billions of dollars more if we lose additional lawsuits;

Despite our admission that our products cause lung cancer and our failure to recall those brands that cause cancer or to sell only brands that do not cause lung cancer, we continue to realize almost 60% of our profits from this product which causes sickness and death.

Although we have placed government-mandated warnings on our products and advertising, we continue to market these products in ways that continually entice people to take up the habit. We also continue to include ingredients that keep them from breaking the habit.

We do not believe our placement of warnings (when data shows warnings do not dissuade people from smoking) mean we abdicate moral responsibility to help compensate victims and their families for the harm our products have caused, especially since our "bottom line" has benefited so much from their use. We also believe a voluntary compensation system might reduce our legal liabilities.

Resolved: shareholders request management to develop a fair plan for compensating our customers whom an independent medical committee shows have developed lung cancer and other smoking related diseases from using our products.

Supporting Statement

We recommend this plan include but not be limited to compensation for the cost of suffering, medical care, hospice care and funerals for our customers who develop lung cancer and other smoking related diseases as well as some kind of payment for the education of orphans of our customers who die from use of our products.


Altria

G. Penn Holsenbeck
Vice President, Associate General Counsel
and Corporate Secretary

Altria Group, Inc.
120 Park Avenue, New York, NY 10017

917 663-4000
917 663-2256 direct
917 663-5372 fax

VIA FACSIMILE

February 13, 2003

Ms. Grace Lee
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by The Sinsinawa Dominicans**

Dear Ms. Lee:

Attached is a letter dated February 10, 2003 from Sr. Bernadine Karge on behalf of The Sinsinawa Dominicans stating that they are withdrawing their shareholder proposal as primary filer and on behalf of the co-filers, The Sisters of Mercy of the Regional Community of Detroit, The Sisters of St. Francis of Dubuque, Iowa and The Medical Mission Sisters. Accordingly, this is to advise you that on behalf of Altria Group, Inc., formerly known as Philip Morris Companies Inc. (the "Issuer"), I withdraw the Issuer's request for a no-action letter in connection with this proposal.

Very truly yours,

G. Penn Holsenbeck

Attachment

cc: Ms. Katherine Hsu, Office of Chief Counsel, Securities and Exchange Commission
Sr. Jordan Dahm, The Sisters of St. Francis of Dubuque, Iowa
Sr. Valerie Heinonen, The Sisters of Mercy of the Regional Community of Detroit
Sr. Bernadine Karge, The Sinsinawa Dominicans
Sr. Regina Rowan, The Medical Mission Sisters
Mr. Jerry Whitson, Hunton & Williams

The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee

Please respond to: S. Bernadine Karge, OP
535 W. 121st Street
New York, NY 10027
212-666-6612

February 10, 2003

Mr. Louis C. Camilleri CEO
Philip Morris Companies, Inc.
120 Park Avenue
New York, NY 10017

Dear Mr. Camilleri:

I am writing to you as the primary filer of the resolution filed on November 15, 2002, entitled *Compensation for Victims and Their Families from Tobacco-Related Diseases and Deaths.* We are withdrawing this resolution only because we have been advised by our lawyer that a counter-challenge to Philip Morris will not prevail at the SEC. Our issue remains: there should be compensation for victims and families who used the company's products without sufficient awareness/acceptance of the health hazards.

Please do not hesitate to contact me if you should have any questions or need additional information.

Sincerely,

Bernadine Karge O.P.

Sr. Bernadine Karge, OP
Committee Member

cc: S. Regina Rowan
S. Jordan Dahm
S. Valerie Heinonen
G. Penn Holsenbeck



G. Penn Holsenbeck
Vice President, Associate General Counsel
and Corporate Secretary

Altria Group, Inc.
120 Park Avenue, New York, NY 10017

917 663-4000
917 663-2256 direct
917 663-5372 fax

VIA FACSIMILE

February 14, 2003

Ms. Grace Lee
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Shareholder Proposal

Dear Ms. Lee:

Following up on my letter to you dated February 13, 2003, I am enclosing a second letter of withdrawal from one of the co-filers of the shareholder proposal entitled Compensation for Victims and Their Families from Tobacco-Related Diseases and Deaths.

Very truly yours,

G Penn Holsenbeck

Attachment

cc: Ms. Katherine Hsu, Office of Chief Counsel, Securities and Exchange Commission
Sr. Valerie Heinonen, The Sisters of Mercy of the Regional Community of Detroit
Sr. Bernadine Karge, The Sinsinawa Dominicans
Mr. Jerry Whitson, Hunton & Williams



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Detroit

February 11, 2003

Louis C. Camilleri CEO
Philip Morris Companies, Inc.
120 Park Avenue
New York, NY 10017

Dear Mr. Camilleri:

On behalf of the Sisters of Mercy, Region of Detroit, I am writing to withdraw the shareholder resolution filed on November 15, 2002, entitled Compensation for Victims and Their Families from Tobacco-Related Diseases and Deaths. We cosponsored the resolution with the Sinsinawa Dominican Sisters.

We continue to believe that the victims and families who use our Company's products without sufficient information about the health hazards are entitled to compensation. Our Sisters minister to persons in health care facilities and know first hand the suffering caused by tobacco products—the distress for the individual but also, for the family. However, we, shareholders, have been advised by our lawyer that a response to the arguments raised by Philip Morris in its challenge to our resolution will not prevail with the SEC and so we withdraw it.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Telephone and fax: 212 675 2542
heinonenv@juno.com

cc: Bernadine Karge, O.P.
Michael Crosby, ofmCap.

29000 Eleven Mile Road
Farmington Hills, MI 48336-1405
(248) 476-8000
Fax (248) 476-4222


Altria

G. Penn Holsenbeck
Vice President, Associate General Counsel
and Corporate Secretary

Altria Group, Inc.
120 Park Avenue, New York, NY 10017

917 663-4000
917 663-2256 direct
917 663-5372 fax

VIA FACSIMILE

February 20, 2003

Ms. Grace Lee
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Shareholder Proposal

Dear Ms. Lee:

Following up on my letter to you dated February 14, 2003, I am enclosing a third letter of withdrawal from one of the co-filers of the shareholder proposal entitled Compensation for Victims and Their Families from Tobacco-Related Diseases and Deaths.

Very truly yours,

G. Penn Holsenbeck

Attachment

cc: Ms. Katherine Hsu, Office of Chief Counsel, Securities and Exchange Commission
Sr. Bernadine Karge, The Sinsinawa Dominicans
Sr. Jordan Dahm, The Sisters of St. Francis of Dubuque
Mr. Jerry Whitson, Hunton & Williams



SISTERS OF ST. FRANCIS
Mount St. Francis • 3390 Windsor Avenue • Dubuque, IA 52001-1311
563-583-9786 FAX 563-583-3250 www.osfdbq.org

February 11, 2003

Louis C. Camilleri, CEO
Philip Morris Companies Inc.
120 Park Avenue
New York, NY 10017

Dear Mr. Camilleri:

Acting on the advice of our attorney, the Sisters of St. Francis of Dubuque, Iowa withdraw the resolution on compensation of victims and their families which we co-filed with the Sinsinawa Dominicans on November 14, 2002. We are taking this action only because legal counsel has advised us that a counter-challenge to Philip Morris will not prevail at the SEC.

Our concern for the issue prompting the filing of the resolution remains strong. Victims and their families have experienced life-threatening harm from use of the company's products, and this suffering merits compensation.

In the name of justice,

Sister Jordan Dahm, osf

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis of Dubuque, Iowa

Cc: Jerry Whitson, Hunton & Williams
Bernadine Karge
ICCR
Michael Crosby, OFMCap


Altria

G. Penn Holsenbeck
Vice President, Associate General Counsel
and Corporate Secretary

Altria Group, Inc.
120 Park Avenue, New York, NY 10017

917 663-4000
917 663-2256 direct
917 663-5372 fax

VIA FACSIMILE

February 24, 2003

Ms. Grace Lee
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Shareholder Proposal

Dear Ms. Lee:

Following up on my letter to you dated February 20, 2003, I am enclosing the fourth and final letter of withdrawal from a co-filer of the shareholder proposal entitled Compensation for Victims and Their Families from Tobacco-Related Diseases and Deaths.

Very truly yours,

G. Penn Holsenbeck

Attachment

cc: Ms. Katherine Hsu, Office of Chief Counsel, Securities and Exchange Commission
Sr. Bernadine Karge, The Sinsinawa Dominicans
Sr. Regina Rowan, Medical Mission Sisters
Mr. Jerry Whitson, Hunton & Williams

MEDICAL MISSION SISTERS
OFFICE FOR RESPONSIBLE INVESTMENT
338 WEST STREET
HYDE PARK, MASSACHUSETTS 02136-1320

Telephone (617) 364-5289
Fax (617) 361-7097

February 24, 2003

Mr. Louis Camilleri
Chief Executive Officer
Philip Morris Companies, Inc.
120 Park Avenue
New York, New York 10017

Dear Mr. Camilleri:

This is notification that the Medical Mission Sisters are withdrawing the resolution on compensation for victims and their families from tobacco-related diseases and deaths which are cofiled with the Sinsinawa Dominicans and others.

While we are withdrawing the resolution on the advice of our lawyer that a counter-challenge to Philip Morris will not prevail at the Securities and Exchange Commission, our concern about the need for compensation for the health of users of tobacco and their families remains strongly in place.

The Medical Mission Sisters are providers of preventive and curative health care in 25 countries around the world and we are only too aware of the health risks associated with and from smoking. We regret that we were not presented with the opportunity to discuss these concerns with our company. We would hope that we will someday be able to do so.

Sincerely,

Sister Regina Rowan, MMS

Sister Regina Rowan, MMS
Administrator of Investments
Executive Director, Office for Responsible Investments